January 12, 2011

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549

Attn:	Sharon Virga
Kyle Moffatt

Re: The Singing Machine Company, Inc. File No. 0-24968

Ladies and Gentlemen:

Regarding your letter to The Singing Machine Company, Inc. (the “Company”) dated December 21, 2010 we respectfully request an additional 5 business days from our last correspondence dated January 3, 2011.  We will respond to all comments no later than January 19, 2011.

Sincerely,

/s/ Gary Atkinson
Gary Atkinson
Chief Executive Officer